[redacted]

09058866

AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Avenue
(No. and Street)

New York,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kikis (212) 231-4103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH , Ste.4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Thomas P. Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MARIA C. RIOS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
NO. 01RI6180354
MY COMMISSION EXPIRES JAN. 7, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5 (d)

DECEMBER 31, 2008

ARCADIA SECURITIES LLC

CONTENTS

DECEMBER 31, 2008

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Members of
Arcadia Securities LLC

We have audited the accompanying statement of financial condition of **Arcadia Securities LLC (the "Company")**, as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Arcadia Securities LLC** as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2009

ARCADIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 56,771	
Receivable from clearing broker	244,399	
Securities owned, at fair value	412,148	
Property and equipment, net of accumulated depreciation and amortization of $85,176	53,983	
Prepaid expenses and other	9,869	
Prepaid income taxes and tax refunds receivable	24,180	
Total assets		$ 801,350

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Bank overdraft	$ 71,024	
Due to clearing broker	142,379	
Accounts payable and accrued expenses	86,607	
Total liabilities		$ 300,010
Members' equity		501,340
Total liabilities and members' equity		$ 801,350

See accompanying notes to financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2008

Revenues		
Commissions	$ 1,138,644	
Net loss from principal transactions	(856,441)	
Interest, dividend and other income	180,261	
Rental income	117,309	
Total revenues		$ 579,773
Expenses		
Communications	78,735	
Compensation, payroll taxes and benefits	291,486	
Registration and regulatory fees	9,935	
Office	43,470	
Occupancy	280,934	
Professional fees	49,070	
Depreciation and amortization	18,978	
Floor brokerage, exchange and clearance fees	247,708	
Travel and entertainment	132,943	
Postage	6,033	
Subscriptions	6,793	
Memberships	2,313	
Interest expense	16,352	
Other	3,307	
Unincorporated business tax (credit)	(1,592)	
Total expenses		1,186,465
Net loss		$ (606,692)

See accompanying notes to financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2008

Balance, beginning of year	$ 2,108,032
Net loss	(606,692)
Less: Distributions to member	(1,000,000)
Balance, end of year	$ 501,340

See accompanying notes to financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities		
Net loss		$ (606,692)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 18,978	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing broker	(91,201)	
Securities owned, at fair value	2,287,955	
Prepaid expenses and other	38,068	
Prepaid income taxes and tax refunds receivable	(14,825)	
Bank Overdraft	71,024	
Payable to clearing broker	(554,351)	
Accounts payable and accrued expenses	(87,444)	
Total adjustments		1,668,204
Net cash provided by operating activities		1,061,512
Cash flows used in investing activities		
Purchase of equipment		(5,090)
Cash flows used in financing activities		
Distributions to member		(1,000,000)
Net increase in cash and cash equivalents		56,422
Cash and cash equivalents, beginning of year		349
Cash and cash equivalents, end of year		$ 56,771
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Unincorporated business taxes		$ 13,233
Interest expense		$ 16,352

See accompanying notes to financial statements.

Arcadia Securities LLC (the "Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

1. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

c) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e) Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on NASDAQ national market at their last sale price.

f) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line basis primarily over estimated useful lives ranging from 5 to 6 years.

g) Cash equivalents

The Company considers its investment in a money market fund to be cash equivalents.

1. Summary of Significant Accounting Policies (Continued)

h) Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences arise from. The differences are primarily due to the use of the cash method for income tax reporting.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

2. Receivable from Clearing Broker

As of December 31, 2008, the receivable from clearing broker represents commissions receivable held by the clearing broker in an account in the name of the Company.

3. Securities Owned, at Fair Value

Marketable securities owned at market value consist primarily of U.S. Corporate stocks.

4. Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, on January 1, 2008. SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

The following table presents the Company's valuation levels of its investments at fair value as of December 31, 2008:

Assets		
Level 1 - Quoted prices	$	412,148
Level 2 - Other significant observable inputs		-
Level 3 - Significant unobservable inputs		-
Total	$	412,148

5. Property and Equipment

Property and equipment consist of the following:

Computer equipment	$ 51,762
Furniture and fixtures	44,587
Leasehold improvements	42,811
	139,160
Less: Accumulated depreciation and amortization	(85,176)
	$ 53,984

Depreciation and amortization expense for the year ended December 31, 2008 was $18,978.

6. Principal Transactions

The Company's principal transaction revenues consists primarily of equities transactions.

7. Net Operating Loss

The Company has accumulated net operating losses for New York City unincorporated business tax purposes of approximately $498,000 which may be carried forward until 2028 and used to reduce taxable income of future years. Details of future income tax asset:

Future income tax asset:	
Net operating loss	$498,000
Effective tax rate	4%
	20,000
Valuation allowance	(20,000)
	$ -

The potential future tax benefits of these losses have not been recognized in these financial statements due to uncertainty of their realization. When the future utilization of some portion of the carryforwards is determined not to be "more likely than not", a valuation allowance is provided to reduce tax benefits from such assets.

8. Related Party Transactions

The Company provides support and administrative services to an affiliate of the Company. For the year ended December 31, 2008, the Company earned $38,000 for these services.

9. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital, as defined, of $326,451, which was $226,451 in excess of its required net capital of $100,000.

10. Off-Balance-Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

11. Occupancy Costs

The Company leases its office space under an operating lease which expires on April 30, 2012. The lease contains escalation provisions for increases in operating expenses and real estate taxes. The lease may be cancelled by the Company effective June 1, 2009, by a payment of $157,080 and plus reimbursement of the landlord's brokerage commission and legal fees. In addition, the Company is contingently liable under a letter of credit in the amount of $179,928 in favor of the landlord. The letter of credit is secured by a cash time deposit account owned by a member of the Company. Monthly minimum rental payments are $29,988 through May 31, 2009 and $31,892 thereafter.

Future minimum lease payments are as follows:

Year	Amount
2009	$ 375,088
2010	382,704
2011	382,704
2012	127,568
Total	$1,268,064

For the year ended December 31, 2008, occupancy costs including utilities aggregated $280,934.

12. Rental Income

The Company subleases a portion of its space on a monthly basis rental income under cancelable leases aggregated $117,309 for the year ending December 31, 2008.

13. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

ARCADIA SECURITIES LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Total members' equity		$ 501,340
Deduct: non-allowable assets		
Property and equipment, net	53,983	
Prepaid expenses and other	9,869	
Prepaid income taxes and tax refunds receivable	24,180	
Total non-allowable assets		88,032
Net capital before haircuts on securities		413,308
Haircuts on securities		
Corporate stocks	64,576	
Undue concentration	22,281	
Total haircuts on securities		86,857
Net capital		$ 326,451
Aggregate indebtedness:		
Accounts payable, accrued expenses and deferred income taxes payable		$ 157,631
Computation of basic net capital requirement:		
Minimum net capital requirements (greater of 6 2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$ 226,451
Percentage of aggregage indebtedness to net capital		48.29%

There are no material differences between the computation of net capital presented above and the computation and the net capital reported in the Company's unaudited Form X-17-a-5, Part IIA filing as of December 31, 2008.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members
Arcadia Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Arcadia Securities LLC** (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 24, 2009